UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated January 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 1, 2016	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. and Enbridge Income Fund Holdings Inc. to Webcast 2015 Fourth Quarter and Year End Financial Results

CALGARY, Alberta, January 28, 2016 — Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Income Fund Holdings Inc. (TSX: ENF) will host a joint webcast conference call to discuss their 2015 fourth quarter and year end results on Friday, February 19th, 2016.

Webcast Information

Event:	Enbridge Inc. and Enbridge Income Fund Holdings Inc. 2015 Fourth Quarter and Year End Financial Results Conference Call

Date:	Friday, February 19th, 2016

Time:	7 a.m. Mountain Standard Time / 9 a.m. Eastern Standard Time

Webcast:	sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):

North America Toll Free:	1 (800) 708-4540

Outside North America:	+1 (847) 619-6397

Participant Passcode:	41445190#

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the websites of Enbridge Inc. and Enbridge Income Fund Holdings Inc. approximately one day after the event.

Audio Replay # (Available for seven days after call):

North America Toll Free:	1 (888) 843-7419

Outside North America	+1 (630) 652-3042

Replay Passcode:	41445190#

The conference call will cover the most recent financial results of each company and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge Inc. and Enbridge Income Fund Holdings Inc. believe that their respective statements are or will be based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our respective Canadian securities law and American SEC filings, as applicable. While Enbridge Inc. and Enbridge Income Fund Holdings Inc. make their respective forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge Inc. and Enbridge Income Fund Holdings Inc. assume no obligation to publicly update or revise any forward-looking statements made herein on the conference call or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 1,600 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs more than 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. – Media

Adam McKnight	Graham White
(403) 266-7922 / (800) 481-2804	(403) 508-6563/ (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com